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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

        The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name:

  RMR Funds Series Trust

Address of Principal Business Office (No. & Street, City, State Zip Code):

  400 Centre Street
  Newton, Massachusetts 02458

Telephone Number (including area code):

  (617) 332-9530

Name and address of agent for service of process:

  Adam D. Portnoy, President
  400 Centre Street
  Newton, Massachusetts 02458

Check Appropriate Box:

        Registrant is filing a Registration Statement pursuant to Section 8 (b) of the Investment Company Act of 1940, as amended, concurrently with the filing of form N-8A: YES ☒    NO ☐

SIGNATURES

        Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Newton, Commonwealth of Massachusetts on the 23rd day of August, 2007.

RMR Funds Series Trust (Name of Registrant)
By:	/s/ ADAM D. PORTNOY Adam D. Portnoy President
Attest:	/s/ JENNIFER B. CLARK Jennifer B. Clark Secretary

         The name RMR Funds Series Trust is the designation of the Trustees under the Agreement and Declaration of Trust, dated August 22, 2007, as may be amended from time to time. The Agreement and Declaration of Trust has been filed with the Commonwealth of Massachusetts. The obligations of the Trust are not personally binding upon, nor shall resort be had to, the private property of any of the Trustees, shareholders, officers, employees or agents of the Trust, but only the Trust's property shall be bound.

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SIGNATURES